UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

STR Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78478V100
(CUSIP Number)

Bryant R. Riley
RILEY INVESTMENT MANAGEMENT, LLC
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(310) 966-1445
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 407,202
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 407,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 407,202
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 407,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 487,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 487,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON B. Riley & Co., LLC 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,182,668
	8	SHARED VOTING POWER 994,602
	9	SOLE DISPOSITIVE POWER 1,182,668
	10	SHARED DISPOSITIVE POWER 994,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78478V100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Riley Investment Partners, L.P., a Delaware limited partnership (“RIP”), Riley Investment Management, LLC, a Delaware limited liability company (“RIM”), B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), B. Riley & Co., LLC 401(k) Profit Sharing Plan (“BRC Profit Sharing Plan”), and Bryant R. Riley (“Mr. Riley”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  For the reasons discussed in Item 4, Equitec Proprietary Markets, LLC (“Equitec”) ceased to be a Reporting Person effective August 13, 2014.

(b)           The address of the principal office of each of RIP, RIM, BRC, BRC Profit Sharing Plan and Mr. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025.

(c)           The principal business of RIP is investing in securities.  The principal business of RIM is acting as a registered investment advisor to RIP and other clients.  RIM is also the General Partner of RIP.  The principal business of BRC is acting as a brokerage firm.  BRC Profit Sharing Plan is an employee benefit plan for the benefit of employees of BRC.  The principal occupation of Mr. Riley is serving as the Managing Member of RIM, the Chairman of BRC and the Trustee of BRC Profit Sharing Plan.  Mr. Riley is also the custodian of custodial accounts for the benefit of his family members, which accounts hold Shares.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of RIP, RIM and BRC is organized under the laws of the State of Delaware.  Mr. Riley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 407,202 Shares owned directly by RIP is approximately $570,803, excluding brokerage commissions.  The Shares owned directly by RIP were acquired with its working capital.

The aggregate purchase price of the 487,400 Shares owned directly by BRC is approximately $594,556, excluding brokerage commissions.  The Shares owned directly by BRC were acquired with its working capital.

CUSIP NO. 78478V100

The aggregate purchase price of the 100,000 Shares owned directly by BRC Profit Sharing Plan is approximately $134,500, excluding brokerage commissions.  The Shares owned directly by BRC Profit Sharing Plan were acquired with its working capital.

The aggregate purchase price of the 989,540 Shares owned jointly by Mr. Riley and his wife is approximately $1,327,367, excluding brokerage commissions.  The Shares owned jointly by Mr. Riley and his wife were acquired with personal funds.  The aggregate purchase price of the 188,000 Shares held in custodial accounts for the benefit of Mr. Riley’s family members is approximately $259,440, excluding brokerage commissions.  The Shares held in such custodial accounts were acquired with personal funds.  Mr. Riley owns an additional 5,128 Shares of restricted stock that was granted to him in his capacity as a director of the Issuer.

RIP, BRC, BRC Profit Sharing Plan and Mr. Riley each effects purchases of securities primarily through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

After expressing his strong support for the Issuer’s recently announced transaction with Zhenfa Energy Group Co., Ltd., Bryant R. Riley resigned from the Board of Directors of the Issuer effective August 13, 2014.  Accordingly, as of such date, Equitec ceased to be a member of the reporting group disclosed in the initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 26,548,520 Shares outstanding as of July 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 12, 2014.

As of the close of business on the date hereof, RIP owned directly 407,202 Shares, constituting approximately 1.5% of the Shares outstanding.  By virtue of their relationships with RIP discussed in further detail in Item 2, each of RIM and Mr. Riley may be deemed to beneficially own the Shares owned directly by RIP.

As of the close of business on the date hereof, BRC owned directly 487,400 Shares, constituting approximately 1.8% of the Shares outstanding.  By virtue of his relationship with BRC discussed in further detail in Item 2, Mr. Riley may be deemed to beneficially own the Shares owned directly by BRC.

As of the close of business on the date hereof, BRC Profit Sharing Plan owned directly 100,000 Shares, constituting approximately 0.4% of the Shares outstanding.  By virtue of his relationship with BRC Profit Sharing Plan discussed in further detail in Item 2, Mr. Riley may be deemed to beneficially own the Shares owned directly by BRC Profit Sharing Plan.

CUSIP NO. 78478V100

As of the close of business on the date hereof, Mr. Riley beneficially owned 989,540 Shares held jointly with his wife, 188,000 Shares held in custodial accounts for the benefit of his family members and 5,128 Shares of restricted stock he received in his capacity as a director of the Issuer, which, together with the 994,602 Shares collectively owned by RIP, BRC and BRC Profit Sharing Plan that Mr. Riley may also be deemed to beneficially own, constitutes approximately 8.2% of the Shares outstanding.

(b)           RIP, RIM and Mr. Riley share the power to vote and dispose of the Shares owned directly by RIP.  BRC and Mr. Riley share the power to vote and dispose of the Shares owned directly by BRC.  BRC Profit Sharing Plan and Mr. Riley share the power to vote and dispose of the Shares owned directly by BRC Profit Sharing Plan.  Mr. Riley has the sole power to vote and dispose of the Shares owned jointly by him and his wife, the Shares held in the custodial accounts for the benefit of his family members and the Shares of restricted stock he received in his capacity as a director of the Issuer.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 28, 2014, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1
Joint Filing Agreement by and among Riley Investment Partners, L.P., Riley Investment Management, LLC, B. Riley & Co., LLC, B. Riley & Co., LLC 401(k) Profit Sharing Plan and Bryant R. Riley, dated August 28, 2014.

CUSIP NO. 78478V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2014	RILEY INVESTMENT PARTNERS, L.P.

	By:	Riley Investment Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY & CO., LLC 401(K) PROFIT SHARING PLAN

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

/s/ Bryant R. Riley
BRYANT R. RILEY

CUSIP NO. 78478V100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

RILEY INVESTMENT PARTNERS, L.P.
None

RILEY INVESTMENT MANAGEMENT, LLC
None

B. RILEY & CO., LLC
None

B. RILEY & CO., LLC 401(K)
PROFIT SHARING PLAN
None

BRYANT R. RILEY
5,128*	--	7/01/2014
(4,000)	1.4528	8/20/2014
(4,000)	1.4353	8/21/2014
(300)	1.4400	8/22/2014

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* Restricted stock granted to Mr. Riley in his capacity as a director of the Issuer.